SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006	Commission File No. 1-31272

(Exact name of registrant as specified in its charter)

Delaware	63-0593897

(State of Incorporation)	(I.R.S. Employer Identification No.)
15 South 20th Street
Birmingham, Alabama 35233
(Address of principal executive offices)
(205) 297-3000
(Registrant’s telephone number)

COMPASS BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
December 31, 2006 and 2005

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

NOTE:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Compass Bancshares, Inc. Employee Stock Ownership Plan
We have audited the accompanying statements of net assets available for benefits of the Compass Bancshares, Inc. Employee Stock Ownership Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of any plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 2 to the financial statements, the Plan changed the manner in which it reports fully benefit-responsive investment contracts.
/s/ Dixon Hughes PLLC
Birmingham, Alabama
June 22, 2007

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

Cash	$1,416,188	$1,024,100

Investments, at fair value (Note 3)
Compass Bancshares, Inc. common stock	274,987,156	232,279,457
Money market funds	6,056,126	5,294,241
Common collective trusts funds	39,510,781	35,232,795
Mutual funds	79,892,182	57,711,881
Participant loans	5,858,820	6,133

Total investments — at fair value	406,305,065	330,524,507

Dividends and interest income receivable	1,805,725	1,719,415
Employer contributions receivable	—	1,915,194
Investment trade receivable	888,700	—
Other assets	5,178	—

TOTAL ASSETS	410,420,856	335,183,216

LIABILITIES

Due to broker	1,322,635	842,628
Dividends payable to participants	526,943	511,061
Excess contributions payable	311,322	371,804
Benefits payable	514,289	70,160

TOTAL LIABILITIES	2,675,189	1,795,653

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	407,745,667	333,387,563

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	744,199	61,469

NET ASSETS AVAILABLE FOR BENEFITS	$408,489,866	$333,449,032

The accompanying notes are an integral part of these financial statements.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

ADDITIONS:
INVESTMENT INCOME
Dividends on Compass Bancshares, Inc. common stock	$5,536,596
Other dividends and interest	6,358,380
Common collective trust income	2,605,973
Net appreciation in fair value of investments (Note 3)	59,451,578
Participant loan Interest	218,607

NET INVESTMENT INCOME	74,171,134

CONTRIBUTIONS
Participants	23,915,877
Employer	10,644,475

TOTAL CONTRIBUTIONS	34,560,352

TOTAL ADDITIONS	108,731,486

DEDUCTIONS
Fees and Expenses	30,448
Distributions to participants	33,660,204

TOTAL DEDUCTIONS	33,690,652

NET INCREASE	75,040,834
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	333,449,032

END OF YEAR	$408,489,866

The accompanying notes are an integral part of these financial statements.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Compass Bancshares, Inc. Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution pension plan for the benefit of employees of Compass Bancshares, Inc. (the “Employer”), which provides participants with 401(k) and employee stock ownership (“ESOP”) options. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Nationwide Trust Company, FSB, serves as trustee to the Plan. The 401k Company serves as recordkeeper to the Plan.
Eligibility and Participant Contributions
Employees are eligible to participate in the SmartInvestor-401(k) provision of the Plan beginning on their date of employment. Participants become eligible for employer matching contributions on the first day of the month coinciding with or following completion of one year of service.
Effective for Plan years beginning on or after January 1, 2001 and ending on December 31, 2003, employees who had not previously made a salary deferral election during their first year of service were automatically enrolled in the Plan at a contribution rate of 3% of eligible pay upon attaining eligibility to receive employer matching contributions unless the employee waived enrollment or elected a different contribution rate. Effective for Plan years beginning on or after January 1, 2004, employees who do not have a salary deferral election in effect are automatically enrolled in the Plan twelve months after their employment or reemployment date at a contribution rate of 3% of eligible pay, unless the employee waives enrollment or elects a different contribution rate.
Effective January 1, 2004, participants may elect to defer up to 25% of their compensation to the Plan. Participants may allocate their contributions, in multiples of 1%, to the various investment options of the Plan. The Plan also provides participants with the option to reinvest cash dividends in the common stock of the Employer or elect to receive pass-through cash dividends.
Employer Contributions
The Employer, in its sole discretion, may make matching contributions in an amount determined by the Board of Directors of the Employer under the 401(k) provisions of the Plan.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Employer Contributions (Continued)
Effective January 1, 2006, the Plan was amended to increase the rate of employer matching contributions to 100% of the first 3% plus 50% of the next 2% of eligible pay contributed to the Plan.
Effective January 1, 2006, for all other participants in the Plan, regular employer matching contributions was amended to 100% of the first 3% plus 50% of the next 2% of eligible pay contributed to the plan plus an additional matching contribution allocated based on years of service according to the following schedule:

Years of Service:	Additional Employer Matching Contribution:
Less than 3	None
4 - 7	25% of the 1st 2% of compensation contributed
8 or more	50% of the 1st 2% of compensation contributed
On December 31, 2002, for purposes of the service-based match noted above, participants are credited with their years of benefit service under the Compass Bancshares, Inc. Retirement Plan on December 31, 2002, if any, (without regard to whether the participant became a participant in the Compass Bancshares, Inc. Retirement Plan) under a special election option. From January 1, 2003, forward, participants are credited with a year of service on each employment anniversary date (based on the employee’s most recent hire or re-hire date).
The Employer, in its sole discretion, may make an additional contribution to the SmartInvestor 401(k) provision of the Plan, which would be allocated to participants employed on the last day of the Plan year and would be equal to 100% of the first 1% in excess of 2% — 3% of eligible pay contributed to the Plan. This additional contribution to the Plan was made for the year ended December 31, 2006. Also, if the Employer’s earnings reach a targeted amount, the Employer may also elect to make a contribution to the ESOP provision of the Plan. The Employer’s earnings did not reach the targeted amount for the year ended December 31, 2006, and contributions were not made under the ESOP provision of the Plan.
All Employer matching contributions and ESOP contributions are made in Compass Bancshares, Inc. common stock.
Investment Options
The Plan provides for separate investment programs, which allow participants to direct their investing among different investment options. The Plan offers six mutual funds, one money market fund, two common collective trust funds and common stock of the Employer as separate investment options for participant contributions to be allocated. The Company also has one additional money market account but it is not available to participants. It is used solely by the administrator when transferring and/or holding funds.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Diversification Rights
The Plan provides diversification rights for participants attaining the age of 55 and having contributed 10 years of participation in the Plan. These diversification rights include the right to elect a distribution or a transfer to any of three or more investment funds (as determined by the Retirement Committee of the Employer). The distribution or transfer may consist of at least 25% of the number of shares of Compass Bancshares, Inc. stock credited to the restricted portion of the eligible participant’s account.
Vesting
Participants hired on or before December 31, 2000, have a fully-vested and nonforfeitable interest in the portion of their accounts attributable to their elective contributions, rollovers and the Employer’s matching contributions, including earnings thereon. Participants hired on or after January 1, 2001, have a fully vested and nonforfeitable interest in the portion of their accounts attributable to their elective contributions and rollovers and maintain a vested interest in amounts attributable to the Employer’s matching contributions based on length of service as follows:

Vesting
Percentage
Years of Service:
Less than 1	0%
1 year	33%
2 years	67%
3 or more	100%
Participants acquire a vested interest in amounts attributable to the ESOP provision of the Plan based on total length of employment in the following incremental service terms:

Vesting
Percentage
Years of Service:
Less than 5	0%
5 or more	100%
Effective January 1, 2003, and for Plan years beginning on or after January 1, 2003, for purposes of determining vesting years of service, all continuous service from the most recent hire date with a predecessor employer will be treated as service with the Employer if such employee was employed by the predecessor employer on the merger or acquisition date.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Rollovers
The Plan document provides the Retirement Committee of the Board of Directors of Compass Bancshares, Inc. with the authority to accept rollovers into the Plan. Effective January 1, 2003, the Retirement Committee authorized the Plan to allow a participant to transfer the balance of a separate, qualified plan into the participant’s account in a tax-free transaction, provided the transfer meets the criteria set forth by the Internal Revenue Code (“IRC”) and applicable Treasury Department Regulations.
Forfeitures
At the end of the plan year in which the participant incurs five consecutive one-year breaks in service, as defined in the Plan document, for any reason other than permanent disability, death, or normal retirement, and is not 100% vested in the Employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts are used to reduce future employer matching contributions to the Plan. During 2006, $308,463 of forfeitures was used to reduce employer contributions. Approximately $317,000 and $427,000 were available at December 31, 2006 and 2005, respectively, to reduce future employer matching contributions.
Distribution of Benefits
Upon retirement, disability, or death, participants become fully vested in their account. Upon termination of employment, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account or may transfer such amount to a separate, qualified plan. The form of payment is a lump-sum distribution.
Withdrawal Provisions
Participants may request that all or part of their accounts attributable to elective contributions, adjusted for earnings less expenses, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a participant in this fashion is taxable and may not be repaid to the Plan.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Participant Loans
Prior to December 31, 2005, the Plan document prohibited making loans to participants. The loans held by the Plan at that time were included as the result of prior mergers or acquisitions executed by the Employer, whereby the participants in the predecessor employer’s plan had loans outstanding and were able to transfer the holdings at the time of acquisition into the Plan.
Effective January 1, 2006, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance attributable to the employee’s contributions and employer matching contributions. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.00% to 8.46%, which are commensurate with local prevailing rates as determined by the Retirement Committee of the Employer. Principal and interest is paid ratably through no less than quarterly payroll deductions. The participant loan balances included as a part of investments on the statements of net assets available for plan benefits, were $5,858,820 and $6,133, as of December 31, 2006 and 2005, respectively.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned.
The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments.
Administrative Fees
The Employer pays certain administrative expenses on behalf of the Plan. The Employer, in its sole discretion, may elect for participants to pay these fees through reductions to participant accounts. No such fees were paid from participant accounts in the Plan year ended December 31, 2006.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is preapred on a contract value basis.
Reclassifications
Certain 2005 balances have been reclassified to conform with 2006 presentation. The reclassification had no effect on net assets or the changes in net assets.
Excess Contributions
The Company had $311,322 in excess contributions for the 2006 Plan year. This money was distributed to participants on March 6, 2007.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 3 — INVESTMENTS
The investments of the Plan at December 31, 2006 and 2005, are summarized as follows:

	Fair Value
	2006	2005
Common stock
Compass Bancshares, Inc. *	$274,987,156	$232,279,457
Money market funds
Federated Capital Reserves	—	13,327
Financial Square Prime Obligations	6,056,126	5,280,914
Common collective trusts
SEI Stable Asset Fund	28,274,706	24,104,198
State Street S&P 500 Index Fund	11,236,075	11,128,597
Mutual funds
AIM Mid Cap Core Equity Fund	—	3,571,679
Dodge & Cox Stock Fund	27,321,504	19,035,803
EuroPacific Growth Fund	15,265,846	10,928,004
Lazard Funds Mid Cap Port/Inst	4,423,164	—
Legg Mason Batterymarch US Small Cap Equity Fund	—	5,603,204
Goldman Sachs Core Fixed Income Fund	10,366,380	8,174,291
Oppenheimer Main Street Sm Cap	8,177,684	—
The Growth Fund of America	14,337,604	10,398,900
Loans to participants	5,858,820	6,133

	$406,305,065	$330,524,507

For the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) had net appreciation in fair value as follows:

Compass Bancshares, Inc. common stock*	$53,832,135
Mutual funds and other	5,619,443

Net appreciation in fair value of investments	$59,451,578

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2006 and 2005:

	Fair Value
	2006	2005
Common stock
Compass Bancshares, Inc.*	$274,987,156	$232,279,457
Other
SEI Stable Asset Fund	$28,274,706	$24,104,198
Dodge & Cox Stock Fund	$27,321,504	$19,035,803

*	A portion of this investment is nonparticipant-directed (Note 4).

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 4 — NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2006	2005
ASSETS
Investments, at fair value
Compass Bancshares, Inc. common stock	$89,662,404	$184,232,088

Dividends and interest income receivable	589,820	1,337,454
Employer contributions receivable	—	1,915,194

LIABILITIES
Dividends payable to participants	(98,032)	(428,338)

NET ASSETS AVAILABLE FOR BENEFITS	$90,154,192	$187,056,398

INVESTMENT INCOME
Dividends on Compass Bancshares, Inc. common stock	$3,301,268

Net appreciation in fair value of investments	45,466,503

CONTRIBUTIONS
Total employer contributions	10,644,475
Distributions/transfers to participants	(16,674,063)
Transfer of restricted stock to unrestricted status	(139,640,389)

NET DECREASE	(96,902,206)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	187,056,398

END OF YEAR	$90,154,192

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 5 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006 and 2005:

2006
Net assets available for benefits per the financial statements	$408,489,866
Less: Adjustment to contract value	744,199

Net assets available for benefits per the Form 5500	$407,745,667

The value of investments per the Form 5500 is based on fair value. However, the investments are valued at fair value with an adjustment to increase the value to contract value in the accompanying statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States.
The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

2006
Total investment income per the financial statements	$74,171,134
Less: Adjustment to contract value	(744,199)

Total investment income per the Form 5500	$73,426,935

NOTE 6 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested and the net assets available for benefits would be distributed to the participants.
NOTE 7 — TAX STATUS
The Internal Revenue Service issued a determination letter dated March 26, 2003, stating that the Plan, as amended through December 27, 2001, was designed in accordance with applicable Internal Revenue Code (“IRC”) requirements. Although the Plan has since been amended, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and continues to be tax-exempt at December 31, 2006 and 2005.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 8 — RELATED PARTY TRANSACTIONS
During 2006, all trustee fees and expenses were paid by the Employer on behalf of the Plan.
NOTE 9 — RISKS AND UNCERTAINTIES
The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. The Plan is subject to concentration risk due to the significant level of investment in common stock of the Employer. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par,		Current
	lessor, or similar party	or maturity value	Cost	value
*	Compass Bancshares, Inc.	Common stock (non-participant directed); 1,503,142 shares, $2 par value	$75,889,112	$89,662,404
*	Compass Bancshares, Inc.	Common stock (participant directed); 3,110,688 shares, $2 par value	**	185,324,752

		Sub-total		274,987,156

	Financial Square Prime Obligations	Money market - 6,056,126 units	**	6,056,126

	Goldman Sachs Core Fixed Income Fund	Mutual fund - 1,051,357 units	**	10,366,380
	Dodge & Cox Stock Fund	Mutual fund - 178,037 units	**	27,321,504
	The Growth Fund of America	Mutual fund - 436,324 units	**	14,337,604
	Lazard Funds Mid Cap Port/Inst	Mutual fund - 306,951 units	**	4,423,164
	Oppenheimer Main Street Small	Mutual funds - 355,088 units	**	8,177,684
	EuroPacific Growth Fund	Mutual fund - 327,875 units	**	15,265,846

		Sub-total		79,892,182

	State Street S&P 500 Index Fund	Common collective trust - 297,913 units	**	11,236,075
	SEI Stable Asset Fund	Common collective trust - 29,018,905 units	**	28,274,706

		Sub-total		39,510,781

	Participant/Beneficiary Loans	Loans made to participants or beneficiaries under the plan 5% - 8.46% (not to exceed five years)		5,858,820

				$406,305,065

*	Represents a party-in-interest

**	Cost of participant-directed investments is not required.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4(j) — SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(g)	(h)	(i)
	Description of				Current
	asset (include				value of
	interest rate and				of assets on
Identity of	maturity in case	Purchase	Selling	Cost	transaction	Net gain
party involved	of a loan)	price	price	of asset	date	or (loss)
Series of Transactions:
Compass Bancshares, Inc.	Common Stock	$20,448,263		$20,448,263	$20,448,263
Compass Bancshares, Inc.	Common Stock		$50,211,874	$160,481,570	$50,211,874	$(110,269,696)
NOTE: Information required in columns (e) and (f) is not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Dated: June 28, 2007

COMPASS BANCSHARES, INC.

	By:	/s/ Kirk P. Pressley

Kirk P. Pressley Chief Accounting Officer

Exhibit Index

Exhibit No.	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm